

Mail Stop 3720

January 15, 2009

Mr. Harald J. Braun
President and Chief Executive Officer
Harris Stratex Networks, Inc.
637 Davis Drive
Morrisville, North Carolina
27560

> **Re: Harris Stratex Networks, Inc.**
> **Form 10-K for Fiscal Year Ended June 27, 2008**
> **Filed September 25, 2008**
> **And Documents Incorporated by Reference**
> **File No. 001-33278**

Dear Mr. Braun:

We have reviewed your Form 10-K for the fiscal year ended June 27, 2008 and the documents incorporated therein by reference and have the following comments. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K filed September 25, 2008

Management's Discussion and Analysis…, page 35

1. We note that Mobile Telephone Networks accounted for 13% of your total revenue in 2008. In future filings please revise your Management's Discussion and Analysis to include a discussion of the material terms of that contract or relationship, as applicable. If there is a written contract with this customer or any other material customer, please file such contract as an exhibit to your Form 10-K. See Item 601(b)(10) of Regulation S-K.

Item 9A. Controls and Procedures, page 127

2. We note that you state have material weaknesses in your internal control over financial reporting. In future filings please disclose your anticipated timeline for completing the plan for remediation disclosed in this section.

3. In future filings please file as exhibits the employment agreements with each of your named executive officers or, if applicable, include a statement that such officers are each a party to the Standard Form of Executive Employment Agreement included as Exhibit 10.14.

Schedule 14A filed October 8, 2008

Security Ownership of Certain Beneficial Owners and Management, page 15

4. In future filings please revise this table and the footnotes to this table to clarify, if true, that Harris Corporation does not currently own any shares of Class A common stock.

Compensation Discussion and Analysis, page 20

5. Your compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies for individual officers. In this regard, we note the significantly higher amounts paid to Mr. Kennard as option awards and non-equity incentive plan compensation. Please supplement your disclosure in future filings to explain in more detail the reasons for the differences in the amounts of compensation awarded to the named executive officers.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities

Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Jessica Plowgian, Staff Attorney, at (202) 551-3367, or me at (202) 551-3354 with any other questions.

Sincerely,

/s Jessica Plowgian for
Robert Bartelmes